Exhibit 99

J. P. MORGAN CHASE & CO.
and
MORGAN GUARANTY TRUST COMPANY OF NEW YORK

As of December 31, 2000, Morgan Guaranty Trust Company of New York ("Morgan Guaranty") was a wholly owned bank subsidiary of J.P. Morgan Chase & Co., a Delaware corporation whose principal office is located in New York, New York. Morgan Guaranty was a commercial bank offering a wide range of banking services to its customers both domestically and internationally. Its business was subject to examination and regulation by Federal and New York State banking authorities.

On November 10, 2001, J. P. Morgan & Co. merged with The Chase Manhattan Bank. Upon consummation of the merger, The Chase Manhattan Bank changed its name to JP Morgan Chase & Co.

The following table sets forth certain summarized financial information of J.P. Morgan Chase & Co. and for Morgan Guaranty as of the dates and for the periods indicated. The information presented for the years ended December 31, 2010, 2009, 2008, 2007, and 2006 in accordance with generally accepted accounting principles.

Five-year summary of consolidated financial highlights

As of or for the year ended December 31,
(unaudited)

(in millions, except per share, headcount and ratio data)	2010	2009	2008 (d)	2007	2006

Selected income statement data
Total net revenue	$102,694	$100,434	$67,252	$71,372	$61,999
Total noninterest expense	61,196	52,352	43,500	41,703	38,843

Pre-provision profit (a)	41,498	48,082	23,752	29,669	23,156
Provision for credit losses	16,639	32,015	19,445	6,864	3,270
Provision for credit losses – accounting conformity (b)	-	-	1,534	-	-

Income from continuing operations before income tax expense/(benefit) and extraordinary gain	24,859	16,067	2,773	22,805	19,886
Income tax expense/(benefit)	7,489	4,415	(926)	7,440	6,237

Income from continuing operations	17,370	11,652	3,699	15,365	13,649
Income from discontinued operations (c)	-	-	-	-	795

Income before extraordinary gain	17,370	11,652	3,699	15,365	14,444
Extraordinary gain (d)	-	76	1,906	-	-

Net income	$17,370	$11,728	$5,605	$15,365	$14,444

Per common share data
Basic earnings
Income from continuing operations	$3.98	$2.25	$0.81	$4.38	$3.83
Net income	3.98	2.27	1.35	4.38	4.05
Diluted earnings (e)
Income from continuing operations	$3.96	$2.24	$0.81	$4.33	$3.78
Net income	3.96	2.26	1.35	4.33	4.00
Cash dividends declared per share	0.20	0.20	1.52	1.48	1.36
Book value per share	43.04	39.88	36.15	36.59	33.45
Common shares outstanding
Average: Basic	3,956.3	3,862.8	3,501.1	3,403.6	3,470.1
Diluted	3,976.9	3,879.7	3,521.8	3,445.3	3,516.1
Common shares at period-end	3,910.3	3,942.0	3,732.8	3,367.4	3,461.7
Share price (f)
High	$48.20	$47.47	$50.63	$53.25	$49.00
Low	35.16	14.96	19.69	40.15	37.88
Close	42.42	41.67	31.53	43.65	48.30
Market capitalization	165,875	164,261	117,695	146,986	167,199
Selected ratios
Return on common equity (“ROE”) (e)
Income from continuing operations	10%	6%	2%	13%	12%
Net income	10	6	4	13	13
Return on tangible common equity (“ROTCE”) (e)
Income from continuing operations	15	10	4	22	24
Net income	15	10	6	22	24
Return on assets (“ROA”):
Income from continuing operations	0.85	0.58	0.21	1.06	1.04
Net income	0.85	0.58	0.31	1.06	1.10
Overhead ratio	60	52	65	58	63
Deposits-to-loans ratio	134	148	135	143	132
Tier 1 capital ratio (g)	12.1	11.1	10.9	8.4	8.7
Total capital ratio	15.5	14.8	14.8	12.6	12.3
Tier 1 leverage ratio	7.0	6.9	6.9	6.0	6.2
Tier 1 common capital ratio (h)	9.8	8.8	7.0	7.0	7.3
Selected balance sheet data (period-end) (g)
Trading assets	$489,892	$411,128	$509,983	$491,409	$365,738
Securities	316,336	360,390	205,943	85,450	91,975
Loans	692,927	633,458	744,898	519,374	483,127
Total assets	2,117,605	2,031,989	2,175,052	1,562,147	1,351,520
Deposits	930,369	938,367	1,009,277	740,728	638,788
Long-term debt	247,669	266,318	270,683	199,010	145,630
Common stockholders’ equity	168,306	157,213	134,945	123,221	115,790
Total stockholders’ equity	176,106	165,365	166,884	123,221	115,790
Headcount	239,831	222,316	224,961	180,667	174,360

(a)
Pre-provision profit is total net revenue less noninterest expense. The Firm believes that this financial measure is useful in assessing the ability of a lending institution to generate income in excess of its provision for credit losses.

(b)	Results for 2008 included an accounting conformity loan loss reserve provision related to the acquisition of Washington Mutual Bank’s (“Washington Mutual “) banking operations.
(c)
On October 1, 2006, JPMorgan Chase & Co. completed the exchange of selected corporate trust businesses for the consumer, business banking and middle-market banking businesses of The Bank of New York Company Inc. The results of operations of these corporate trust businesses were reported as discontinued operations.

(d)
On September 25, 2008, JPMorgan Chase acquired the banking operations of Washington Mutual. On May 30, 2008, a wholly-owned subsidiary of JPMorgan Chase merged with and into The Bear Stearns Companies Inc. (“Bear Stearns”), and Bear Stearns became a wholly-owned subsidiary of JPMorgan Chase. The Washington Mutual acquisition resulted in negative goodwill, and accordingly, the Firm recorded an extraordinary gain. A preliminary gain of $1.9 billion was recognized at December 31, 2008. The final total extraordinary gain that resulted from the Washington Mutual transaction was $2.0 billion. For additional information on these transactions, see Note 2 on pages 166–170 of this Annual Report.

(e)
The calculation of 2009 earnings per share (“EPS”) and net income applicable to common equity includes a one-time, noncash reduction of $1.1 billion, or $0.27 per share, resulting from repayment of U.S. Troubled Asset Relief Program (“TARP”) preferred capital in the second quarter of 2009. Excluding this reduction, the adjusted ROE and ROTCE were 7% and 11%, respectively, for 2009. The Firm views the adjusted ROE and ROTCE, both non-GAAP financial measures, as meaningful because they enable the comparability to prior periods. For further discussion, see “Explanation and reconciliation of the Firm’s use of non-GAAP financial measures” on pages 64–66 of this Annual Report.

(f)
Share prices shown for JPMorgan Chase’s common stock are from the New York Stock Exchange. JPMorgan Chase’s common stock is also listed and traded on the London Stock Exchange and the Tokyo Stock Exchange.

(g)
Effective January 1, 2010, the Firm adopted accounting guidance that amended the accounting for the transfer of financial assets and the consolidation of variable interest entities (“VIEs”). Upon adoption of the guidance, the Firm consolidated its Firm-sponsored credit card securitization trusts, Firm-administered multi-seller conduits and certain other consumer loan securitization entities, primarily mortgage-related, adding $87.7 billion and $92.2 billion of assets and liabilities, respectively, and decreasing stockholders’ equity and the Tier 1 capital ratio by $4.5 billion and 34 basis points, respectively. The reduction to stockholders’ equity was driven by the establishment of an allowance for loan losses of $7.5 billion (pretax) primarily related to receivables held in credit card securitization trusts that were consolidated at the adoption date.

(h)
The Firm uses Tier 1 common capital (“Tier 1 common”) along with the other capital measures to assess and monitor its capital position. The Tier 1 common capital ratio (“Tier 1 common ratio”) is Tier 1 common divided by risk-weighted assets. For further discussion, see Regulatory capital on pages 102–104 of this Annual Report.

	JPMorgan Chase & Co. / 2010 Annual Report